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DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	July 6, 2017

VIA EDGAR Christina DiAngleo Fettig Samantha Brutlag Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549
RE:	BlackRock Preferred Partners LLC
(File Nos. 333-218077 and 811-22550)

 Dear Mses. Fettig and Brutlag:

Thank you for your oral comments on June 14, 2017 regarding the registration statement on Form N-2 filed by BlackRock Preferred Partners LLC (the "Fund") on May 18, 2017 (the "Registration Statement") with the Securities and Exchange Commission ("SEC"), and your Sarbanes-Oxley review of the Fund's Annual Report for the fiscal year ended March 31, 2017 (the "Annual Report"). We have considered your comments to the Registration Statement and the Annual Report and, on behalf of the Fund, responses to those comments are set forth below. Changes in response to comments on the Registration Statement will be reflected in the Fund's Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement. Changes in response to comments on the Annual Report will be reflected in the Fund's shareholder reports on a going-forward basis.

Christina DiAngleo Fettig

Samantha Brutlag

July 6, 2017

Your comments are summarized to the best of our understanding in bold, followed by the Fund's responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement or the Annual Report, as the context may dictate.

Comments and Responses

Registration Statement

1.	Please confirm that there are no legal proceedings required to be disclosed pursuant to Item 12 of Form N-2.

The Fund confirms that there are no legal proceedings required to be disclosed pursuant to Item 12 of Form N-2.

2.	The Registration Statement states that the Fund may make indirect investments in Portfolio Funds through derivatives instruments and also discusses other derivative transactions that the Fund may engage in. Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

In drafting the Fund's Prospectus and Statement of Additional Information, the Fund has been mindful of the Staff's views on derivatives disclosure set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. The Fund has reviewed disclosure regarding derivatives throughout the Registration Statement, and the Fund respectfully submits that the disclosure set forth in the Registration Statement is consistent with the observations on derivative-related disclosure set forth in the Staff’s letter.

3.	Please provide a completed fee table at least one week prior to requesting acceleration of the effectiveness of the Registration Statement.

The Fund's completed fee table is included in Pre-Effective Amendment No. 1 to the Registration Statement, which accompanies this letter. The Fund anticipates requesting acceleration of the effectiveness of the Registration Statement so that it will be effective on July 21, 2017.

Christina DiAngleo Fettig

Samantha Brutlag

July 6, 2017

4.	Please confirm that the Expense Limitation Agreement described in the Registration Statement will remain in effect for at least one year following the effective date of the Registration Statement.

The Fund confirms that the Expense Limitation Agreement will remain in effect until at least July 31, 2018, which is at least one year from the anticipated effective date of the Registration Statement. The Expense Limitation Agreement may be terminated prior to July 31, 2018 only by action of a majority of the Independent Directors or by a vote of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act).

5.	The Registration Statement sets forth the voting standards to convert the Fund to an "open-end" investment company under the heading "Additional Information and Summary of the LLC Agreement—Conversion to Open-End Investment Company." Please describe the factors that the Board will consider in determining whether to propose a conversion of the Fund to open-end status. See Guidelines to Form N-2, Guide 4.

The Fund notes that, as a result of its investment strategy of investing in a portfolio of hedge funds, it is unlikely that it could operate as an open-end investment company. The Fund has therefore clarified under the referenced heading that it is unlikely that the Board would vote to recommend such a course of action to unitholders.

6.	Footnote 3 of the "Summary of Fund Expenses" table states that "certain ongoing offering costs" are included in the "Other Expenses" line item. Please clarify the expenses included within "certain ongoing offering costs."

The Fund has deleted the reference to "certain ongoing offering costs" as no such costs are included in the "Other Expenses" line item.

Annual Report

7.	In the Schedule of Investments, please include the cost of investments that are restricted securities in future filings in accordance with Article 12-12 (note 8) of Regulation S-X.

The Fund will include the referenced information in future Schedules of Investments.

Christina DiAngleo Fettig

Samantha Brutlag

July 6, 2017

8.	In the Schedule of Investments, please identify by symbol and an appropriate footnote any non-income producing securities in future filings in accordance with Article 12-12 (note 7) of Regulation S-X.

The Fund will include the referenced information in future Schedules of Investments.

* * * * * * *

We note that the Fund has removed the undertaking in Item 34.1 of Form N-2 from the Registration Statement as it is not applicable to the type of offering conducted by the Fund. See, e.g., Ironwood Multi-Strategy Fund LLC (File Nos. 811-22464; 333-197488) and Blackstone Alternative Alpha Fund (File Nos. 811-22634; 333-218345). Additionally, the Fund anticipates seeking acceleration of the effectiveness of the Registration Statement so that it will be effective on July 21, 2017. Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon